================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)

                         ------------------------------

                               DEXTER CORPORATION
                                (Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE                       252165105
    (Title of class of securities)                          (CUSIP number)

                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                  MAY 23, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


NY2:\915145\01\54104.0016

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 2 of 7 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP OPCO HOLDINGS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        2,299,200
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   2,299,200

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              2,299,200
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.97%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 3 of 7 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP INVESTMENTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  WC, OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                          2,299,200
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                     2,299,200
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              2,299,200
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.97%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 4 of 7 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                INTERNATIONAL SPECIALTY
                          S.S. OR I.R.S. IDENTIFICATION NO.                       PRODUCTS INC.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        2,299,200
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   2,299,200

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              2,299,200
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.97%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------


           This Amendment No. 13 ("Amendment No. 13") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on April 22, 1999, as amended by Amendment No. 1 filed on August 11, 1999, Amendment No. 2 filed on September 8, 1999, Amendment No. 3 filed on September 27, 1999, Amendment No. 4 filed on December 14, 1999, Amendment No. 5 filed on December 16, 1999, Amendment No. 6 filed on January 27, 2000, Amendment No. 7 filed on February 11, 2000, Amendment No. 8 filed on February 24, 2000, Amendment No. 9 filed on March 23, 2000, Amendment No. 10 filed on April 24, 2000, Amendment No. 11 filed on May 2, 2000, and Amendment No. 12 filed on May 9, 2000, by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments") and International Specialty Products Inc. ("ISP" and together with ISP Investments and ISP Opco, the "Reporting Persons") with respect to their ownership of common stock, par value $1.00 per share (the "Common Stock"), of Dexter Corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as amended.

ITEM 4. PURPOSE OF THE TRANSACTION

           On May 23, 2000, Samuel J. Heyman, Chairman of the Board of ISP, and Sunil Kumar, President and Chief Executive Officer of ISP, sent the following letter to K. Grahame Walker, Chairman of the Board and Chief Executive Officer of the Company:

         Dear Grahame,

                  This is to advise you that ISP is withdrawing herewith the increase in its proposal to acquire Dexter from $45 to $50 per share. Our original December $45 per share cash proposal to acquire the Company still stands.

                  As we previously indicated, ISP has been struggling for quite some time now to keep its offer in place in the face of what we view to be Dexter's delaying tactics and its mishandling of the process to maximize shareholder value, as well as the recent volatility of the financial markets and substantial increases in interest rates. In addition, as we previously warned, your most recent decision to proceed down a path toward piecemeal liquidation of the Company's wholly owned businesses, we believe, has now diminished shareholder values. As a result of the above, ISP is no longer in a position to continue its $50 per share offer for Dexter.

                  We note that although the financial and equity markets were taking a decided downturn over recent months, you persisted in our view in overplaying your hand -- refusing to accept any of our proposals. Moreover, Dexter has continued to make repeated optimistic prognostications as to its progress with respect to the bidding process. Notwithstanding the fact that Dexter's deadline for final bids was April 19th, not until your May 17th letter to Dexter shareholders did you disclose for the first time that the downturn in the markets had adversely affected your efforts to sell Dexter. We also take note of the fact that, notwithstanding these developments, you continue to report in your May 17th shareholders' letter that you believe there is strong interest in the acquisition of Dexter and Life Technologies in a single transaction and that values in excess of $50 per share are achievable by selling off Dexter's individual businesses.

                  We are extremely skeptical of these pronouncements in light of the fact that your Company has been unable to realize on its program for maximizing shareholder values since our proposal for Dexter more than five months ago. So also, as we stated earlier, we believe that the way in which the Company has handled this entire matter has only diminished shareholder value and will in our opinion continue to do so. We, of course, reserve the right to make further adjustments to our proposal for Dexter prior to the June 30 Annual Meeting so as to reflect the impact of any additional actions you may take.

                  As is made clear by your threat to enter into "unconditional, binding agreements to sell the businesses" and statements by Dexter's representatives in the press to do so before the June 30 Annual Meeting, it would appear that you do not intend to seek the approval of Dexter shareholders for such sale of assets. As we have communicated earlier, we believe this is not only violative of Connecticut corporate law but totally contrary to Dexter's prior stated commitment to "present a definitive transaction to [its] shareholders". Accordingly, unless you disavow such intention, we intend to bring a legal action to preserve the right of Dexter shareholders to vote on any transactions you may be contemplating.

         Sincerely,



         /s/ Samuel J. Heyman
         Chairman
         International Specialty Products Inc.

         /s/ Sunil Kumar
         President and Chief Executive Officer
         International Specialty Products Inc.


             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 24, 2000

                              ISP OPCO HOLDINGS INC.
                              ISP INVESTMENTS INC.
                              INTERNATIONAL SPECIALTY PRODUCTS INC.


                              By: /s/ Susan B. Yoss
                                  -----------------------------------
                                  Susan B. Yoss
                                  Senior Vice President and Treasurer